Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

SUPPLEMENT NO. 11 DATED MARCH 19, 2009

TO PROSPECTUS DATED APRIL 25, 2008

APPLE REIT NINE, INC.

The following information supplements the prospectus of Apple REIT Nine, Inc. dated April 25, 2008 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 9 (which is cumulative and replaces all prior Supplements), Supplement No. 10 and this Supplement No. 11.

Status of the Offering	S – 3
Recent Developments	S – 4
Acquisitions and Related Matters	S – 5
Summary of Contracts for Our Properties	S – 6
Financial and Operating Information for Our Properties	S – 7
Selected Financial Data	S – 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 10
Experts	S – 20
Experience of Prior Programs	S – 21
Index to Financial Statements	F – 1

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Nine, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Nine, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on May 14, 2008. We are continuing the offering at $11 per unit in accordance with the prospectus. We registered to sell a total of 182,251,082 units. As of February 26, 2009, 133,470,238 units remain unsold. We will offer units until April 25, 2010, unless the offering is extended, provided that the offering will be terminated if all of the units are sold before then.

As of February 26, 2009, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	39,257,034	$431,827,384	$388,644,646

Total	48,780,844	$531,827,384	$478,644,646

Our distributions since the initial capitalization through December 31, 2008 totaled approximately $13 million and were paid at a monthly rate of $0.073334 per common share beginning in June 2008. For the same period our cash generated from operations was approximately $3.3 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. In May, 2008, our Board of Directors established a policy for an annualized dividend rate of $0.88 per common share, payable in monthly distributions. We intend to continue paying dividends on a monthly basis, consistent with the annualized dividend rate established by our Board of Directors. Our Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized dividend rate. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distributions will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 28 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchases

On March 6, 2009, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Round Rock, Texas. The gross purchase price for the hotel, which contains a total of 93 guest rooms, was $11,500,000.

On March 12, 2009, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Panama City, Florida. The gross purchase price for the hotel, which contains a total of 95 guest rooms, was $11,600,000.

Further information about our recently purchased hotels is provided in other sections below.

Loan Assumption

The purchase contract for the hotel located in Round Rock, Texas required us to assume a loan secured by the hotel. The current outstanding principal balance of the assumed loan is $4,175,225. The assumed loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender would be permitted to seek repayment from the guarantor or indemnitor of the loan, which is one of our wholly-owned subsidiaries.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of two additional hotels, were funded by the proceeds from our ongoing offering of units.

We also used our offering proceeds to pay $462,000, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

We have entered into an advisory agreement with Apple Nine Advisors, Inc. to manage us and our assets. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by us in addition to certain reimbursable expenses will be payable for these services. Apple Nine Advisors, Inc. has entered into an agreement with Apple REIT Six, Inc. to provide certain management services to us. We will reimburse Apple Nine Advisors, Inc. for the cost of the services provided by Apple REIT Six, Inc. Apple Nine Advisors, Inc. in turn will pay Apple REIT Six, Inc. for the cost of the services provided by Apple REIT Six, Inc. Total advisory fees and reimbursable expenses incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $766,000 for the year ended December 31, 2008. Apple Nine Advisors, Inc. is owned by Glade M. Knight, who is also the Chairman and Chief Executive Officer of Apple REIT Six, Inc.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 23 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
Round Rock, Texas	Hampton Inn	Apple Nine SPE Round Rock, Inc.	Apple Nine Services Round Rock, Inc.	Vista Host, Inc. (b)
Panama City, Florida	Hampton Inn & Suites	Apple Nine Hospitality Ownership, Inc.	Apple Nine Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotels specified were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the hotel sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own and any related documents.

SUMMARY OF CONTRACTS

FOR OUR PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
Round Rock, Texas	Hampton Inn	$960,187	March 6, 2009
Panama City, Florida	Hampton Inn & Suites	$799,538	March 12, 2009

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

For the hotels franchised by Hilton Hotels Corporation or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Nine Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

FINANCIAL AND OPERATING INFORMATION

FOR OUR PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
Round Rock, Texas	Hampton Inn	93	$11,500,000	$119 - 139	$10,658,652	March 6, 2009
Panama City, Florida	Hampton Inn & Suites	95	11,600,000	$159 - 189	9,995,450	March 12, 2009

	Total	188	$23,100,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Loan Information (a)

Hotel Location	Franchise	Outstanding Principal Balance of Loan	Annual Interest Rate	Maturity Date
Round Rock, Texas	Hampton Inn	$4,175,225	5.95%	May 2016

Note for Table 2:

(a)	This table describes a loan that (i) pre-dated our purchase, (ii) is secured by the indicated hotel, and (iii) was assumed by our purchasing subsidiary. The loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information(a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel Location	Franchise	2004	2005	2006	2007	2008
Round Rock, Texas	Hampton Inn	62%	73%	81%	85%	80%
Panama City, Florida	Hampton Inn & Suites	—	—	—	—	—

PART B		Revenue per Available Room/Suite ($)
Hotel Location	Franchise	2004	2005	2006	2007	2008
Round Rock, Texas	Hampton Inn	$50	$61	$72	$81	$85
Panama City, Florida	Hampton Inn & Suites	—	—	—	—	—

Note for Table 3:

(a)	Information is shown for the last five years of hotel operations, if applicable.

Table 4. Tax and Related Information

Hotel Location	Franchise	Tax Year(a)		Real Property Tax Rate(b)	Real Property Tax
Round Rock, Texas	Hampton Inn	2008		2.2%	$127,889
Panama City, Florida	Hampton Inn & Suites	2008	(c)	1.0%	$14,790

Notes for Table 4:

(a)	Represents calendar year.
(b)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(c)	The hotel property consisted of undeveloped land for a portion of the 2008 tax year, and the real property tax for 2008 is not necessarily indicative of property taxes expected for the hotel in the future.

(Remainder of Page Intentionally Left Blank)

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the period November 9, 2007 (initial capitalization) through December 31, 2007 and the year ended December 31, 2008. Certain information in the table has been derived from the Company’s audited financial statements and notes thereto. This data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Supplement. During the period from the Company’s initial capitalization on November 9, 2007 to July 30, 2008, the Company owned no properties, had no revenue exclusive of interest income, and was primarily engaged in capital formation activities. Operations commenced on July 31, 2008 with the Company’s first property acquisition.

(in thousands except per share and statistical data)	Year Ended December 31, 2008	For the period November 9, 2007 (initial capitalization) through December 31, 2007
Revenues:
Room revenue	$9,501	$—
Other revenue	2,023	—

Total revenue	11,524	—
Expenses:
Hotel operating expenses	7,422	—
Taxes, insurance and other	731	—
General and administrative	1,288	15
Depreciation	2,277	—
Interest (income) expense, net	(2,346)	2

Total expenses	9,372	17

Net income (loss)	$2,152	$(17)

Per Share:
Net income (loss) per common share	$0.14	$(1,684.60)
Distributions declared and paid per common share	$0.51	$—
Weighted-average common shares outstanding—basic and diluted	15,852	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$75,193	$20
Investment in real estate, net	$346,423	$—
Total assets	$431,619	$337
Notes payable	$38,647	$151
Shareholders’ equity	$389,740	$31
Net book value per share	$9.50	$—

Other Data:
Cash Flow From (Used In):
Operating activities	$3,317	$(2)
Investing activities	$(315,322)	$—
Financing activities	$387,178	$(26)
Number of hotels owned at end of period	21	—
Average Daily Rate (ADR) (a)	$110	$—
Occupancy	59%	—
Revenue Per Available Room (RevPAR) (b)	$65	$—

Funds From Operations Calculation:
Net Income (loss)	$2,152	$(17)
Depreciation of real estate owned	2,277	—

Funds from operations (c)	$4,429	$(17)

(a)	Total room revenue divided by number of rooms sold.
(b)	ADR multiplied by occupancy percentage.
(c)	Funds from operations (FFO) is defined as net income (loss) (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the year ended December 31, 2008)

General

The Company is a Virginia corporation that intends to qualify as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. The Company, which owned 21 properties as of December 31, 2008 and has limited operating history, was formed to invest in hotels, residential apartment communities and other income-producing real estate in selected metropolitan areas in the United States. The Company was initially capitalized November 9, 2007, with its first investor closing on May 14, 2008. The Company’s first hotel was acquired on July 31, 2008 with an additional 20 hotels purchased during the remainder of 2008.

Hotels Owned

The following table summarizes the location, brand, manager, gross purchase price, number of hotel rooms and date of purchase for each of the hotels the Company owned as of December 31, 2008. All dollar amounts are in thousands.

Location	Brand	Manager	Gross Purchase Price	Rooms	Date of Purchase
Tucson, AZ	Hilton Garden Inn	Western	$18,375	125	7/31/2008
Santa Clarita, CA	Courtyard	Dimension	22,700	140	9/24/2008
Charlotte, NC	Homewood Suites	McKibbon	5,750	112	9/24/2008
Allen, TX	Hampton Inn & Suites	Gateway	12,500	103	9/26/2008
Twinsburg, OH	Hilton Garden Inn	Gateway	17,792	142	10/7/2008
Lewisville, TX	Hilton Garden Inn	Gateway	28,000	165	10/16/2008
Duncanville, TX	Hilton Garden Inn	Gateway	19,500	142	10/21/2008
Santa Clarita, CA	Hampton Inn	Dimension	17,129	128	10/29/2008
Santa Clarita, CA	Residence Inn	Dimension	16,600	90	10/29/2008
Santa Clarita, CA	Fairfield Inn	Dimension	9,337	66	10/29/2008
Beaumont, TX	Residence Inn	Western	16,900	133	10/29/2008
Pueblo, CO	Hampton Inn & Suites	Dimension	8,025	81	10/31/2008
Allen, TX	Hilton Garden Inn	Gateway	18,500	150	10/31/2008
Bristol, VA	Courtyard	LBA	18,650	175	11/7/2008
Durham, NC	Homewood Suites	McKibbon	19,050	122	12/4/2008
Hattiesburg, MS	Residence Inn	LBA	9,793	84	12/11/2008
Jackson, TN	Courtyard	Vista	15,200	94	12/16/2008
Jackson, TN	Hampton Inn & Suites	Vista	12,600	83	12/30/2008
Pittsburgh, PA	Hampton Inn	Vista	20,458	132	12/31/2008
Fort Lauderdale, FL	Hampton Inn	Vista	19,290	109	12/31/2008
Frisco, TX	Hilton Garden Inn	Western	15,050	102	12/31/2008

Total			$341,199	2,478

The purchase price for the hotels, net of debt assumed, was funded primarily by the Company’s ongoing best-efforts offering of Units. The Company assumed approximately $34.5 million of debt secured by three of its hotel properties. In addition, the Company assumed a non-mortgage note payable of $3.8 million in connection with the Lewisville, Texas Hilton Garden Inn hotel. The following table summarizes the interest rate, maturity date and principal amount assumed associated with each note payable. All dollar amounts are in thousands.

Location	Brand	Interest Rate	Maturity Date	Principal Assumed
Lewisville, TX	Hilton Garden Inn	0.00%	12/31/2016	$3,750
Duncanville, TX	Hilton Garden Inn	5.88%	5/11/2017	13,966
Allen, TX	Hilton Garden Inn	5.37%	10/11/2015	10,787
Bristol, VA	Courtyard	6.59%	8/1/2016	9,767

				$38,270

The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements. The Company also used the proceeds of its ongoing best-efforts offering to pay approximately $6.8 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer.

No goodwill was recorded in connection with any of the acquisitions.

Management and Franchise Agreements

Each of the Company’s hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: Dimension Development Two, LLC (“Dimension”), McKibbon Hotel Group, Inc. (“McKibbon”), Gateway Hospitality Group, Inc. (“Gateway”), LBAM-Investor Group, L.L.C. (“LBA”), Texas Western Management Partners, L.P. (“Western”) and Vista Host, Inc. (“Vista”). The agreements provide for initial terms of 1-5 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the year ended December 31, 2008 the Company incurred approximately $441,000 in management fee expense.

Dimension, McKibbon, Gateway, LBA, Western or Vista is not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 20 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements generally provide for initial terms of 13 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the year ended December 31, 2008 the Company incurred approximately $468,000 in franchise fee expense.

Results of Operations

During the period from the Company’s initial capitalization on November 9, 2007 to July 30, 2008, the Company owned no properties, had no revenue, exclusive of interest income and was primarily engaged in capital formation activities. During this period, the Company incurred miscellaneous start-up costs and interest expense related to an unsecured line of credit. The Company’s first investor closing under its ongoing best-efforts offering occurred on May 14, 2008 and the Company began operations on July 31, 2008 when it purchased its first hotel. During the remainder of 2008, the Company purchased an additional 20 hotel properties. As a result, a comparison of 2008 operating results to prior year results is not meaningful.

Hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel. In evaluating financial condition and operating performance, the most important matters on which the Company focuses are revenue measurements, such as average occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”), and expenses, such as hotel operating expenses, general and administrative and other expenses as described below.

During the past several quarters, the overall weakness in the U.S. economy has had a considerable negative impact on both consumer and business travel. As a result, lodging demand in most markets in the United States has declined. The Company expects this trend to continue into 2009 and will not reverse course until general economic conditions improve. The properties owned by the Company have shown results consistent with industry and brand averages for the short period of ownership. In its acquisition process, the Company has anticipated a certain amount of decline in income from historical results; however, there can be no assurance that actual results will meet expectations.

Revenues

The Company’s principal source of revenue is hotel room revenue and other related revenue. For the year ended December 31, 2008, the Company had total revenue of $11.5 million. These revenues reflect hotel operations for the 21 hotels acquired through December 31, 2008 for their respective periods of ownership by the Company. For the period from acquisition through December 31, 2008, the hotels achieved combined average occupancy of approximately 59%, ADR of $110 and RevPAR of $65. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR.

Expenses

Hotel operating expenses for the year ended December 31, 2008 represent the expenses related to the 21 hotels acquired through December 31, 2008 for their respective periods owned. Hotel operating expenses consist of direct room expenses, hotel administrative expense, sales and marketing expense, utilities expense, repair and maintenance expense, franchise fees and management fees. For the year ended December 31, 2008, hotel operating expenses totaled $7.4 million or 64% of total revenue.

Taxes, insurance, and other expenses for the year ended December 31, 2008 were $731,000 or 6% of total revenue.

General and administrative expense for the year ended December 31, 2008 was $1.3 million. The principal components of general and administrative expense are advisory fees, legal fees, accounting fees and reporting expense.

Depreciation expense for the year ended December 31, 2008 was $2.3 million. Depreciation expense represents expense of the Company’s 21 hotel buildings and related improvements, and associated personal property (furniture, fixtures, and equipment) for their respective periods owned.

Interest expense for the year ended December 31, 2008 was $375,000. Interest expense primarily arose from debt assumed with the acquisition of four of the Company’s hotels, and from short-term financing under a line of credit facility which was outstanding from November 14, 2007 to May 14, 2008. During 2008, the Company also recognized $2.7 million in interest income, representing interest on excess cash invested in short-term money market instruments and certificates of deposit.

Related Party Transactions

The Company has significant transactions with related parties. These transactions cannot be construed to be at arms length and the results of the Company’s operations may be different than if conducted with non-related parties.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2008, payments to ASRG for services under the terms of this contract have totaled approximately $6.8 million since inception, which were capitalized as a part of the purchase price of the hotels. With the adoption of Financial Accounting Standards Board Statement No. 141R in January 2009, any additional amounts incurred under this contract will be expensed.

The Company is party to an advisory agreement with Apple Nine Advisors, Inc. (“A9A”) to provide management of the Company and its assets. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. A9A has entered into an agreement with Apple REIT Six, Inc. (“AR6”) to provide certain management services to the Company. The Company will reimburse A9A for the cost of the services provided by AR6. A9A will in turn reimburse AR6. Total advisory fees and reimbursable expenses incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $766,000 for the year ended December 31, 2008 and $15,000 for the period November 9, 2007 (initial capitalization) through December 31, 2007.

ASRG and A9A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company.

Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Eight, Inc., other REITS. Members of the Company’s Board of Directors are also on the Board of Directors of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

During the fourth quarter of 2008, the Company entered into a series of assignment of contracts with Apple REIT Eight, Inc. (“AR8”) to become the purchaser under three purchase contracts. The purchase contracts are for four hotels which are under construction: a Fairfield Inn & Suites and SpringHill Suites, both 200 room hotels located in Orlando, Florida, with a combined purchase price of $54.8 million, a 119 room SpringHill Suites hotel in Baton Rouge, Louisiana with a purchase price of $15.1 million and a 124 room Hampton Inn & Suites hotel in Rochester, Minnesota with a purchase price of $14.1 million. Under the terms and conditions of the contracts, AR8 assigned to the Company all of its rights and obligations under these purchase contracts. No consideration or fees was paid to AR8 for the assignment of the purchase contracts except for the reimbursement payment of the following: (i) initial deposits totaling $1.2 million made by AR8; and (ii) other costs totaling approximately $64,000 paid by AR8 to third parties. These reimbursement payments did not constitute or result in a profit for AR8.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with A9A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$400 million	4.83721
$500 million	6.11068
$600 million	7.29150
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$ 1 billion	12.11423
$ 1.1 billion	13.31991
$ 1.2 billion	14.52559
$ 1.3 billion	15.73128
$ 1.4 billion	16.93696
$ 1.5 billion	18.14264
$ 1.6 billion	19.34832
$ 1.7 billion	20.55400
$ 1.8 billion	21.75968
$ 1.9 billion	22.96537
$ 2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2008, if a triggering event had occurred, expense would have ranged from $0 to $25.5 million (assumes $11 per unit fair market value).

Liquidity and Capital Resources

The following is a summary of the Company’s significant contractual obligations as of December 31, 2008:

		Amount of Commitments Expiring per Period
(000’s)	Total	Less than 1 Year	2-3 Years	4-5 Years	Over 5 Years
Property Purchase Commitments	$334,058	$281,958	$52,100	$—	$—
Debt (including interest of $15.1 million)	53,255	2,529	5,059	6,809	38,858

	$387,313	$284,487	$57,159	$6,809	$38,858

The Company was initially capitalized on November 9, 2007, with its first investor closing on May 14, 2008. The Company’s principal source of liquidity will be cash on hand, the proceeds of its on-going best-efforts offering and the cash flow generated from properties the Company has or will acquire and any short term investments. In addition, the Company may borrow funds, subject to the approval of the Company’s board of directors.

The Company anticipates that cash flow, and cash on hand, will be adequate to cover its operating expenses and to permit the Company to meet its anticipated liquidity requirements, including anticipated distributions to shareholders and capital improvements. The Company intends to use the proceeds from the Company’s on-going best-efforts offering, and cash on hand, to purchase income producing real estate.

The Company is raising capital through a best-efforts offering of Units (each Unit consists of one common share and one Series A preferred share) by David Lerner Associates, Inc., the managing dealer, which receives selling commissions and a marketing expense allowance based on proceeds of the Units sold. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of May 14, 2008, with proceeds net of commissions and marketing expenses totaling $90 million. Subsequent to the minimum offering and through December 31, 2008, an additional 31.5 million Units, at $11 per Unit, were sold, with the Company receiving proceeds, net of commissions, marketing expenses and other offering costs of approximately $310.5 million. The Company is continuing its offering at $11.00 per Unit. The Company will offer Units until April 25, 2010 unless the offering is extended, or terminated if all of the Units are sold before then.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions since the initial capitalization through December 31, 2008 totaled approximately $13.0 million and were paid at a monthly rate of $0.073334 per common share beginning in June 2008. For the same period the Company’s cash generated from operations was approximately $3.3 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of Units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. In May, 2008, the Company’s Board of Directors established a policy for an annualized dividend rate of $0.88 per common share, payable in monthly distributions. The Company intends to continue paying dividends on a monthly basis, consistent with the annualized dividend rate established by its Board of Directors. The Company’s Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized dividend rate and may change the timing of when distributions are paid. Since a portion of distributions has to date been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. Since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements and certain loan agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, a percentage of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of December 31, 2008, the Company held with various lenders $1.3 million in reserves for capital expenditures. The Company has six major renovations scheduled for 2009. Total capital expenditures for these hotels are anticipated to be approximately $12 million.

As of December 31, 2008, the Company had entered into outstanding contracts for the purchase of 19 additional hotels for a total purchase price of approximately $329 million. Of these 19 hotels, 15 are under construction and should be completed over the next 12 to 18 months. The other four hotels are expected to close within the next three months. The Company also has one purchase contract for land that is subject to a feasibility study for the construction of a SpringHill Suites hotel. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. The Company also anticipates assuming outstanding mortgage loan obligations on four of the 19 properties, representing a source of funding of approximately $29.3 million of the total purchase price of the contracts outstanding as of December 31, 2008. It is anticipated the remainder of the purchase price will be funded from proceeds of the Company’s ongoing best-efforts offering of Units and cash on hand.

Subsequent Events

In January 2009, the Company declared and paid approximately $3.0 million in dividend distributions to its common shareholders, or $0.073334 per outstanding common share. The Company also closed on the issuance of 4.0 million Units through its ongoing best-efforts offering, representing gross proceeds to the Company of $44.5 million and proceeds net of selling and marketing costs of $40.0 million.

In February 2009, the Company declared and paid approximately $3.3 million in dividend distributions to its common shareholders, or $0.073334 per outstanding common share. The Company also closed on the issuance of 3.7 million Units through its ongoing best-efforts offering, representing gross proceeds to the Company of $41.0 million and proceeds net of selling and marketing costs of $36.9 million.

On January 5, 2009, the Company entered into a purchase contract for the potential acquisition of a Hampton Inn & Suites hotel in Yuma, Arizona. On February 4, 2009, this contract was terminated. The gross purchase price for the 90 room hotel was $11.3 million.

On January 6, 2009, the Company entered into a purchase contract for the potential acquisition of a Hampton Inn hotel in Holly Springs, North Carolina. The gross purchase price for the 124 room hotel is $14.9 million, and a refundable deposit of $100,000 was paid by the Company in connection with the contract. The hotel is currently under construction. The number of rooms refers to the expected number of rooms upon completion.

On January 21, 2009, the Company entered into a purchase contract for the potential purchase of approximately 500 acres of land to be used for natural gas production located on approximately 115 sites in Texas. The purchase contract is with a subsidiary of Chesapeake Energy Corporation. The total purchase price under the contract is approximately $150 million. The purchase contract also contemplates that at closing, the Company would enter into a long-term lease with a lessee that will use the land for natural gas production. A refundable deposit of $500,000 was paid by the Company in connection with this contract.

On January 29, 2009, the Company terminated a purchase contract for a hotel located in Portsmouth, New Hampshire. The hotel had a purchase price of $15.8 million, secured debt to be assumed by the Company totaling $9.7 million and contained 126 guest rooms. In connection with the termination of this contract, the initial deposit of $200,000 was repaid to the Company.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

Critical Accounting Policies

The following contains a discussion of what the Company believes to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare the Company’s financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on the Company’s reported results of operations and financial condition.

Capitalization Policy

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Impairment Losses Policy

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties is less than the properties’ carrying amounts. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Investment Policy

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, intangible assets and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”. The purchase price is allocated based on the fair value of each component at the time of acquisition. Generally, the Company does not acquire real estate assets that have significant in-place leases as lease terms for hotel properties are very short term in nature. The Company has not allocated any purchase price to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts are not considered material.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) FAS 157-2 – Effective Date of FASB Statement No. 157, which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date of the statement related to those items not covered by the deferral (all financial assets and liabilities or nonfinancial assets and liabilities recorded at fair value on a recurring basis) is for fiscal years beginning after November 15, 2007. The adoption of this statement did not have and is not anticipated to have a material impact on the Company’s results of operations or financial position.

In February 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. SFAS 159 was effective for the Company beginning January 1, 2008. The Company has elected not to use the fair value measurement provisions of SFAS 159 and therefore, adoption of this standard did not have an impact on the financial statements.

In December 2007, FASB issued Statement No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R revises Statement 141, Business Combinations, by requiring an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This method replaces the cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. A significant change included in SFAS 141R is the requirement that costs incurred to effect an acquisition must be accounted for separately as expenses. These costs were previously capitalized as part of the cost of the acquisition. Another significant change is the requirement that pre-acquisition contingencies be recognized at fair value as of the date of acquisition if it is more likely than not that they will meet the definition of an asset or liability. SFAS 141R will be adopted by the Company in the first quarter of 2009. The adoption of this standard will have a material impact on the results of operations for the Company when it acquires real estate properties. In addition to other acquisition related costs, the Company will be required to expense the commission paid to ASRG. As of December 31, 2008, the Company had $380,000 in transaction costs related to outstanding contracts for the purchase of 19 hotel properties and other potential property acquisitions. These costs were recorded as deferred acquisition costs and included in other assets in the Company’s consolidated balance sheet as of December 31, 2008. In accordance with SFAS 141R, these costs will be expensed on January 1, 2009. If this statement had been effective for 2008, the Company would have recorded approximately $8.6 million in transaction costs in its consolidated statement of operations for the year ended December 31, 2008.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS 160 will be adopted by the Company in the first quarter of 2009. The adoption of the statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

In March 2008, FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS 133. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not currently have any instruments that qualify within the scope of SFAS 133, and therefore the adoption of this statement is not anticipated to have a material impact on the Company’s financial statements.

EXPERTS

Set forth below are the audited consolidated financial statements of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008 and for the period November 9, 2007 (initial capitalization) through December 31, 2007. These financial statements have been included herein in reliance on the report, also set forth below, of Ernst & Young LLP, an independent registered public accounting firm, and upon the authority of that firm as an expert in accounting and auditing.

EXPERIENCE OF PRIOR PROGRAMS

The tables following this introduction set forth information with respect to certain of the prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2008. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by Glade M. Knight. Regulatory filings and annual reports of Cornerstone, Apple REIT Eight, Apple REIT Seven, Apple REIT Six, Apple Hospitality Five and Apple Hospitality Two will be provided upon request for no cost (except for exhibits, for which there is a minimal charge). In addition, Table VI of this Supplement contains detailed information on the property acquisitions of Apple REIT Six, Apple REIT Seven and Apple REIT Eight and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Nine, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clarke; telephone: 804-344-8121.

In the five years ending December 31, 2008, Glade M. Knight sponsored only Cornerstone, Apple Hospitality Two, Apple Hospitality Five, Apple REIT Six, Apple REIT Seven and Apple REIT Eight, which have investment objectives similar to ours. Cornerstone, Apple Hospitality Two, Apple Hospitality Five, Apple REIT Six, Apple REIT Seven and Apple REIT Eight were formed to invest in existing residential rental properties and/or extended-stay and select-service hotels and possibly other properties for the purpose of providing regular monthly or quarterly distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC. Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of February 15, 2007, upon the completion of the merger, the separate corporate existence of Apple Hospitality Two ceased. Each shareholder of Apple Hospitality Two received approximately $11.20 for each outstanding unit (consisting of one common share together with one Series A preferred share).

On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of July 25, 2007, upon the completion of the merger, the separate corporate existence of Apple Hospitality Five ceased. Each shareholder of Apple Hospitality Five received approximately $14.05 for each outstanding unit (consisting of one common share together with one Series A preferred share).

The information in the following tables should not be considered as indicative of our capitalization or operations. Also past performance of prior programs is not necessarily indicative of our future results. Purchasers of units offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of Units in us.

See, “Apple Nine Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to those of the Company.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

TABLE I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I presents a summary of the funds raised and the use of those funds by Apple REIT Eight, Apple REIT Seven and Apple REIT Six, whose investment objectives are similar to those of Apple REIT Nine, and whose offering closed or was in progress within the three years ending December 31, 2008.

	Apple REIT Eight	Apple REIT Seven	Apple REIT Six
Dollar Amount Offered	$1,000,000,000	$1,000,000,000	$1,000,000,000
Dollar Amount Raised	1,000,000,000	1,000,000,000	1,000,000,000
LESS OFFERING EXPENSES:
Selling Commissions and Discounts	10.00%	10.00%	10.00%
Organizational Expenses	0.15%	0.19%	0.21%
Other	0.00%	0.00%	0.00%
Reserves	0.50%	0.50%	0.50%
Percent Available from Investment	89.35%	89.31%	89.29%
ACQUISITION COSTS:
Prepaid items and fees to purchase property (1)	87.35%	87.31%	87.29%
Cash down payment	0.00%	0.00%	0.00%
Acquisition fees (2)	2.00%	2.00%	2.00%
Other	0.00%	0.00%	0.00%
Total Acquisition Costs	89.35%	89.31%	89.29%
Percentage Leverage (excluding unsecured debt)	12.89%	11.06%	7.00%
Date Offering Began	July 2007	March 2006	April 2004
Length of offering (in months)	9	17	23
Months to invest 90% of amount available for investment (measured from beginning of offering)	11	22	21

(1)	This line item includes the contracted purchase price plus any additional closing costs such as transfer taxes, title insurance and legal fees.
(2)	Substantially all of the acquisition fees were paid to the sponsor or affiliates of the sponsor. The acquisition fees include real estate commissions paid on the acquisition.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates, and employee cost reimbursements to related entities (i) by programs organized by it and closed within three years ended December 31, 2008, and (ii) by all other programs during the three years ended December 31, 2008.

	Apple REIT Eight	Apple REIT Seven	Apple REIT Six	Apple Hospitality Five (4)	Apple Hospitality Two (3)
Date offering commenced	July 2007	March 2006	April 2004	January 2003	May 2001
Dollar amount raised	$1,000,000,000	$1,000,000,000	$1,000,000,000	$500,000,000	$300,000,000
Amounts Paid to Prior Program Sponsor from Proceeds of Offering:
Acquisition fees	—	—	—	—	—
Real Estate commission	19,011,000	18,032,000	16,906,642	8,200,000	8,247,000
Advisory Fees (2)	1,114,000	2,854,000	8,145,000	3,315,000	749,000
Other	—	—	—	—	—
Employee payroll and benefits (5)	1,871,000	3,155,000	5,532,000	2,754,135	4,378,624
Cash generated from operations before deducting payments to Prior Program Sponsor	46,391,000	126,994,000	299,914,000	167,383,000	203,609,000
Management and Accounting Fees	—	—	—	—	—
Reimbursements	—	—	—	—	423,000
Leasing Fees	—	—	—	—	—
Other Fees	—	—	—	—	15,700,000	(1)

There have been no fees from property sales or refinancings.

(1)	Effective January 31, 2003, Apple Hospitality Two acquired all shares of Apple Suites Advisors (previously owned by Mr. Glade Knight). As a result of this transaction, Mr. Knight received $2 million in cash and a note due in 2007 in the amount of $3.5 million. Additionally as the result of this transaction, Apple Hospitality Two’s Series B Preferred Shares were converted into approximately 1.3 million Series C Preferred Shares. The Series C Preferred Shares were valued at $10.2 million.
(2)	Effective February 1, 2003, Apple Hospitality Five advisory fees and related expenses were paid to Apple Hospitality Two.
(3)	On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC.
(4)	On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc.
(5)	Represents payroll and benefits expenses either directly incurred, or reimbursements to, Apple Fund Management (a subsidiary of Apple REIT Six and indirectly controlled by the Prior Performance Sponsor) or a prior related REIT organized and indirectly controlled by the Prior Program Sponsor.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Apple REIT Eight, Apple REIT Seven, Apple REIT Six and Apple Hospitality Five, whose offerings closed or were in progress in the five year period ending December 31, 2008. Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. on October 5, 2007, therefore no results are presented for the year ended December 31, 2007. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2008 Apple REIT Eight	2008 Apple REIT Seven	2008 Apple REIT Six	2007 Apple REIT Eight	2007 Apple REIT Seven	2007 Apple REIT Six	2006 Apple REIT Seven	2006 Apple REIT Six	2006 Apple Hospitality Five	2005 Apple REIT Six	2005 Apple Hospitality Five	2004 Apple REIT Six	2004 Apple Hospitality Five
Gross revenues	$133,284,000	$214,291,000	$264,302,000	$1,485,000	$138,564,000	$257,934,000	$20,345,000	$235,875,000	$125,369,000	$101,790,000	$109,413,000	$14,435,000	$90,260,000
Profit on sale of properties	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Operating expenses	95,047,000	144,028,000	173,098,000	2,097,000	89,338,000	165,059,000	15,689,000	154,424,000	78,881,000	68,733,000	71,207,000	11,623,000	59,107,000
Interest income (expense)	(1,928,000)	(3,766,000)	(1,784,000)	6,343,000	997,000	(1,853,000)	1,855,000	(1,809,000)	134,000	2,126,000	127,000	328,000	421,000
Depreciation	22,044,000	28,434,000	30,918,000	333,000	16,990,000	27,694,000	3,073,000	25,529,000	12,856,000	11,366,000	11,187,000	1,881,000	9,452,000
Net income (loss) GAAP basis	14,265,000	38,063,000	58,502,000	5,398,000	33,233,000	63,328,000	3,438,000	54,113,000	33,766,000	23,817,000	27,146,000	1,259,000	22,122,000
Taxable income	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash generated from operations	39,714,000	69,025,000	88,747,000	5,563,000	49,957,000	89,848,000	5,158,000	81,363,000	47,008,000	28,907,000	38,504,000	2,904,000	30,955,000
Cash generated from sales	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash generated from refinancing	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: cash distributions to investors	76,378,000	81,440,000	81,746,000	14,464,000	60,234,000	78,834,000	12,526,000	77,997,000	40,467,000	48,865,000	39,781,000	9,479,000	38,928,000
Cash generated after cash distribution	(36,664,000)	(12,415,000)	7,001,000	(8,901,000)	(10,277,000)	11,014,000	(7,368,000)	3,366,000	6,541,000	(19,958,000)	(1,277,000)	(6,575,000)	(7,973,000)
Less: Special items	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash generated after cash distributions and special items	(36,664,000)	(12,415,000)	7,001,000	(8,901,000)	(10,277,000)	11,014,000	(7,368,000)	3,366,000	6,541,000	(19,958,000)	(1,277,000)	(6,575,000)	(7,973,000)
Capital contributions, net	234,054,000	20,599,000	16,325,000	679,435,000	541,410,000	13,159,000	363,640,000	78,026,000	(226,000)	471,784,000	(2,103,000)	333,295,000	89,836,000
Fixed asset additions	759,346,000	129,589,000	33,434,000	87,643,000	391,227,000	15,635,000	318,157,000	62,075,000	9,231,000	570,034,000	35,525,000	181,047,000	66,218,000
Line of credit-change in (1)	10,258,000	—	—	—	—	—	18,000,000	(28,000,000)	—	28,000,000	—	—	—

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS*—(Continued)

	2008 Apple REIT Eight	2008 Apple REIT Seven	2008 Apple REIT Six	2007 Apple REIT Eight	2007 Apple REIT Seven	2007 Apple REIT Six	2006 Apple REIT Seven	2006 Apple REIT Six	2006 Apple Hospitality Five	2005 Apple REIT Six	2005 Apple Hospitality Five	2004 Apple REIT Six	2004 Apple Hospitality Five
Cash generated (2)	(562,009,000)	(121,828,000)	(32,326,000)	561,985,000	97,833,000	7,101,000	44,554,000	(9,788,000)	(335,000)	(106,842,000)	(37,548,000)	142,766,000	14,810,000
End of period cash	—	20,609,000	935,000	562,009,000	142,437,000	33,261,000	44,604,000	26,160,000	1,082,000	35,948,000	1,082,000	142,790,000	38,630,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	42	45	70	11	50	72	38	66	78	50	57	24	58
Capital gain	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash distributions to investors Source (on GAAP basis)
Investment income	42	45	70	11	50	72	38	66	78	50	57	24	58
Long-term capital gain	—	—	—	—	—	—	—	—	—	—	—	—	—
Return of capital	38	35	12	25	30	8	22	14	4	30	23	26	22
Source (on Cash basis)
Sales	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinancings	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations	80	80	82	36	80	80	60	80	82	80	80	50	80
Other	—	—	—	—	—	—	—	—	—	—	—	—	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%	100%	100%

*	Any rows not reflected from SEC Industry Guide 5 are not applicable to the programs.
(1)	Amount reflects change in Company’s short term credit facilities.
(2)	Amount reflects the net change in Company’s cash balance during the year.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE IV: RESULTS OF COMPLETED PROGRAMS

Table IV shows the aggregate results during the period of operation for Cornerstone Realty, Apple Suites, Apple Hospitality Two and Apple Hospitality Five, each of which completed operations within the five year period ending December 31, 2008. Cornerstone Realty merged into Colonial Properties Trust on April 1, 2005. Apple Suites merged into Apple Hospitality Two, Inc. on January 31, 2003. Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC on May 23, 2007. Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. on October 5, 2007.

	Apple Hospitality Two	Apple Hospitality Five	Cornerstone Realty (1)	Apple Suites (2)
Dollar Amount Raised	$300,000,000	$500,000,000	$432,309,000	$125,000,000
Number of Properties Purchased	66	28	107	17
Date of Closing of Offering	11/26/02	3/18/04	12/01/01	4/17/01
Date of First Sale of Property	3/24/06	8/10/07	3/10/00	1/31/03
Date of Final Sale of Property	5/23/07	10/5/07	4/01/05	1/31/03
Tax and Distribution Data per $1,000 Investment through:
Federal Income Tax Results:
Ordinary income (loss)
- from operations	$429	$235	$688	$193
- from recapture/return capital	$1,000	$1,000	$407	$205
Capital Gain (loss)	$288	$426	$28	$—
Deferred Gain
- Capital	$—	$—	$—	$—
- Ordinary	$—	$—	$—	$—
Cash Distributions to Investors	$1,717	$1,661	$1,123	$398	(3)
Source (on GAAP basis)
- Investment income	$717	$661	$716	$193
- Return of Capital	$1,000	$1,000	$407	$205
Source (on cash basis)
- Sales	$1,120	$1,277	$7	$—
- Refinancing	$—	$—	$—	$—
- Operations	$597	$384	$1,116	$398
- Other	$—	$—	$—	$—
Receivable on Net Purchase Money Financing	$—	$—	$—	$—

(1)	Merged into a subsidiary of Colonial Properties Trust on April 1, 2005. In connection with the merger, the aggregate value of the stock consideration issued by Colonial Properties Trust was approximately $595 million.
(2)	Merged into a subsidiary of Apple Hospitality Two, Inc. on January 31, 2003.
(3)	Non-cash consideration (stock) was received by the shareholders of Apple Suites.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results. Purchasers of Units in our offering will own no interest in these prior programs.

TABLE V: SALES OR DISPOSALS OF PROPERTIES

On July 23, 1999, Apple Residential merged with Cornerstone. Prior to the merger, Apple Residential owned 29 apartment communities containing 7,503 apartment homes. The aggregate purchase price of these apartment communities was $311 million. In addition, Apple Residential’s debt of approximately $32 million was assumed by Cornerstone.

On January 31, 2003, Apple Suites, Inc. merged into a subsidiary of Apple Hospitality Two. Prior to the merger, Apple Suites owned 17 extended-stay hotels.

On April 1, 2005, Cornerstone merged into a subsidiary of Colonial Properties Trust. Prior to the merger, Cornerstone owned 87 apartment communities.

On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC. Prior to the merger, Apple Hospitality Two owned 63 hotels.

On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. Prior to the merger, Apple Hospitality Five owned 27 hotels.

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Sale of 2 Cornerstone apartment communities from January 1, 2004 through April 1, 2005 (date of merger into subsidiary of Colonial Properties Trust):

Arbors at Windsor Lake	Jan-97	Jul-04	$10,500,000	—	—	—	$10,500,000	—	$12,327,274	$12,327,274		(1)
Stone Ridge	Dec-93	Jul-04	5,500,000	—	—	—	5,500,000	—	6,688,548	6,688,548		(1)

			$16,000,000				$16,000,000		$19,015,822	$19,015,822

Sale of two hotels in 2006 Apple Hospitality Two, Inc.

Charlotte	Aug 02	Mar 06	$3,700,000	—	—	—	$3,700,000	—	$5,833,000	$5,833,000	$452,000
Spartanburg	Aug 02	Mar 06	1,900,000	—	—	—	1,900,000	—	3,202,000	3,202,000	343,000

			$5,600,000				$5,600,000		$9,035,000	$9,035,000	$795,000

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

(1)	Information is not available to the registrant. The information would have been transferred to Colonial Properties Trust (which was not and is not an affiliate of ours or of Cornerstone), which acquired through merger all of the properties (including certain books and records) of Cornerstone in April 2005, or the purchasers of these specific properties (which were not and are not affiliates of us or of Cornerstone). The registrant contacted an appropriate officer of Colonial Properties Trust regarding this information and was told that the information was not held by Colonial Properties Trust. In addition, the registrant contacted an appropriate former officer of Cornerstone as to the location of these purchasers and was told that these purchasers were no longer in existence. The registrant has also been unable to locate such purchasers independently.

TABLE VI: ACQUISITIONS OF PROPERTIES BY PROGRAMS

The following is a summary of acquisitions by Apple REIT Eight, Apple REIT Seven and Apple REIT Six at December 31, 2008, each of which acquired hotels, which are named according to their location and franchise (as shown below). Purchasers of our units will not have any interest in these properties.

Apple REIT Six

(dollars in thousands)

City	State	Brand	Encumbrances	Initial Investment	Total Investment	Date of Construction	Date Acquired	# of Rooms
Birmingham	Alabama	Fairfield Inn	$—	$2,411	$2,529	1995	Aug-05	63
Dothan	Alabama	Courtyard	—	8,412	8,703	1996	Aug-05	78
Dothan	Alabama	Hampton Inn & Suites	—	8,971	9,022	2004	Jun-05	85
Huntsville	Alabama	Fairfield Inn	2,831	5,319	5,454	1999	Sep-05	79
Huntsville	Alabama	Residence Inn	—	8,579	8,942	2002	Jun-05	78
Montgomery	Alabama	SpringHill Suites	3,538	7,290	7,466	1998	Sep-05	79
Tuscaloosa	Alabama	Courtyard	—	7,953	8,235	1996	Aug-05	78
Tuscaloosa	Alabama	Fairfield Inn	—	4,240	4,396	1996	Aug-05	63
Anchorage	Alaska	Hampton Inn	—	11,721	13,752	1997	Mar-05	101
Anchorage	Alaska	Hilton Garden Inn	—	19,018	19,425	2002	Oct-04	125
Anchorage	Alaska	Homewood Suites	—	12,849	12,938	2004	Oct-04	122
Phoenix	Arizona	Hampton Inn	—	6,630	7,441	1998	Oct-04	99
Tempe	Arizona	SpringHill Suites	—	8,329	8,441	1998	Jun-05	121
Tempe	Arizona	TownePlace Suites	—	8,395	8,518	1998	Jun-05	119
Arcadia	California	Hilton Garden Inn	—	11,913	14,138	1999	Oct-04	124
Arcadia	California	SpringHill Suites	—	8,092	8,898	1999	Oct-04	86
Bakersfield	California	Hilton Garden Inn	—	11,731	11,940	2004	Mar-05	120
Folsom	California	Hilton Garden Inn	—	18,510	19,683	1999	Nov-05	100
Foothill Ranch	California	Hampton Inn	4,195	7,555	8,382	1998	Apr-05	84
Lake Forest	California	Hilton Garden Inn	—	10,966	11,186	2004	Oct-04	103
Milpitas	California	Hilton Garden Inn	—	19,099	21,003	1999	Nov-05	161
Roseville	California	Hilton Garden Inn	—	21,299	22,878	1999	Nov-05	131
San Francisco	California	Hilton Garden Inn	—	11,552	13,600	1999	Jan-06	169
Boulder	Colorado	Marriott	—	30,891	33,009	1997	May-05	157
Glendale	Colorado	Hampton Inn & Suites	5,732	14,862	16,110	1999	Oct-04	133
Lakewood	Colorado	Hampton Inn	—	10,598	11,062	2003	Oct-04	170
Farmington	Connecticut	Courtyard	—	17,228	17,229	2005	Oct-05	119
Rocky Hill	Connecticut	Residence Inn	—	12,756	12,759	2005	Aug-05	96
Wallingford	Connecticut	Homewood Suites	—	13,491	13,631	2005	Jul-05	104
Clearwater	Florida	SpringHill Suites	—	7,214	7,214	2006	Feb-06	79
Lake Mary	Florida	Courtyard	—	6,258	7,783	1995	Mar-05	86
Lakeland	Florida	Residence Inn	—	10,219	11,446	2001	Jun-05	78
Orange Park	Florida	Fairfield Inn	3,006	7,834	8,011	1998	Nov-05	83
Panama City	Florida	Courtyard	—	9,624	9,669	2006	Mar-06	84
Pensacola	Florida	Courtyard	—	11,914	12,267	1997	Aug-05	90
Pensacola	Florida	Fairfield Inn	—	5,173	5,325	1995	Aug-05	63
Pensacola	Florida	Hampton Inn & Suites	—	9,602	9,609	2005	Jul-05	85
Tallahassee	Florida	Hilton Garden Inn	—	11,233	11,911	1997	Mar-05	99
Albany	Georgia	Courtyard	—	8,911	8,984	2004	Jun-05	84
Columbus	Georgia	Residence Inn	—	8,184	8,278	2003	Jun-05	78
Savannah	Georgia	SpringHill Suites	2,866	5,792	5,957	1999	Sep-05	79
Valdosta	Georgia	Courtyard	—	8,565	8,764	2002	Oct-05	84
Mt. Olive	New Jersey	Residence Inn	—	12,741	12,763	2005	Sep-05	123

City	State	Brand	Encumbrances	Initial Investment	Total Investment	Date of Construction	Date Acquired	# of Rooms
Somerset	New Jersey	Homewood Suites	—	18,614	18,734	2005	Aug-05	123
Saratoga Springs	New York	Hilton Garden Inn	—	18,284	19,725	1999	Sep-05	112
Roanoke Rapids	North Carolina	Hilton Garden Inn	—	18,171	18,171	2008	Mar-08	147
Hillsboro	Oregon	Courtyard	6,325	11,363	11,481	1996	Mar-06	155
Hillsboro	Oregon	Residence Inn	—	15,960	16,156	1994	Mar-06	122
Hillsboro	Oregon	TownePlace Suites	—	11,865	13,088	1999	Dec-05	136
Portland	Oregon	Residence Inn	—	43,087	46,292	2001	Dec-05	258
Pittsburgh	Pennsylvania	Residence Inn	—	11,428	13,001	1998	Sep-05	156
Myrtle Beach	South Carolina	Courtyard	—	9,488	10,524	1999	Jun-04	135
Nashville	Tennessee	Homewood Suites	—	8,347	8,861	1999	May-05	121
Arlington	Texas	SpringHill Suites	—	7,771	7,851	1998	Jun-05	122
Arlington	Texas	TownePlace Suites	—	7,406	7,535	1999	Jun-05	95
Dallas	Texas	SpringHill Suites	—	20,109	20,573	1997	Dec-05	147
Fort Worth	Texas	Homewood Suites	—	9,362	10,379	1999	May-05	137
Fort Worth	Texas	Residence Inn	—	17,459	17,475	2005	May-05	149
Fort Worth	Texas	SpringHill Suites	—	13,744	13,797	2004	May-04	145
Laredo	Texas	Homewood Suites	—	10,899	10,947	2005	Nov-05	106
Laredo	Texas	Residence Inn	—	11,871	11,890	2005	Sep-05	109
Las Colinas	Texas	TownePlace Suites	—	7,461	7,571	1998	Jun-05	136
McAllen	Texas	Hilton Garden Inn	—	9,321	9,943	2000	Jul-05	104
Fredericksburg	Virginia	Hilton Garden Inn	—	17,184	17,277	2005	Dec-05	148
Richmond	Virginia	Corporate Office	—	1,419	4,984	1893	Jun-04	N/A
Kent	Washington	TownePlace Suites	—	12,562	13,939	1999	Dec-05	152
Mukilteo	Washington	TownePlace Suites	—	12,560	13,759	1999	Dec-05	128
Redmond	Washington	Marriott	—	65,672	66,698	2004	Jul-04	262
Renton	Washington	Hilton Garden Inn	—	15,951	17,809	1998	Nov-05	150
Deposits on Construction in Progress			—	—	257

			$28,493	$871,282	$917,468			7,897

Apple REIT Seven

(dollars in thousands)

City	State	Brand	Encumbrances	Initial Investment	Total Investment	Date of Construction	Date Acquired	# of Rooms
Montgomery	AL	Homewood Suites	$—	$11,010	$11,155	2004	Aug-06	91
Montgomery	AL	Hilton Garden Inn	—	10,725	11,116	2003	Aug-06	97
Troy	AL	Hampton Inn	—	6,369	6,465	2003	Aug-06	82
Auburn	AL	Hilton Garden Inn	—	10,522	11,768	2001	Aug-06	101
Huntsville	AL	Hilton Garden Inn	—	10,627	10,665	2005	Aug-06	101
Huntsville	AL	Homewood Suites	—	11,981	11,993	2006	Oct-06	107
Prattville	AL	Courtyard	—	9,577	9,579	2007	Apr-07	84
Dothan	AL	Fairfield Inn	—	4,813	4,832	1993	May-07	63
Trussville	AL	Courtyard	—	9,832	9,832	2007	Oct-07	84
Huntsville	AL	TownePlace Suites	—	9,188	9,190	2007	Dec-07	86
Dothan	AL	Residence Inn	—	9,960	9,960	2008	Apr-08	84
Tucson	AZ	Residence Inn	—	16,958	16,958	2008	Jan-08	124
San Diego	CA	Hilton Garden Inn	—	35,366	35,782	2004	May-06	200
Rancho Bernardo	CA	Courtyard	—	36,940	37,073	1987	Dec-06	210
Agoura Hills	CA	Homewood Suites	—	25,945	25,947	2007	May-07	125
San Diego	CA	Residence Inn	15,280	33,569	33,739	1999	Jun-07	121
San Diego	CA	Hampton Inn	—	43,632	45,757	2001	Jul-07	177
Highlands Ranch	CO	Residence Inn	11,350	19,678	20,064	1996	Feb-07	117
Highlands Ranch	CO	Hilton Garden Inn	—	21,063	21,131	2007	Mar-07	128
Sarasota	FL	Homewood Suites	—	14,062	14,339	2005	Sep-06	100
Miami	FL	Homewood Suites	9,431	25,367	27,191	2000	Feb-07	159
Tallahassee	FL	Fairfield Inn	3,368	7,112	7,193	2000	Apr-07	79
Lakeland	FL	Courtyard	4,058	10,393	10,534	2000	Apr-07	78
Miami	FL	Courtyard	—	15,463	15,542	2008	Sep-08	118
Columbus	GA	Fairfield Inn	—	7,620	7,631	2003	Apr-07	79

City	State	Brand	Encumbrances	Initial Investment	Total Investment	Date of Construction	Date Acquired	# of Rooms
Macon	GA	Hilton Garden Inn	—	10,115	10,139	2007	Jun-07	101
Columbus	GA	SpringHill Suites	—	9,957	9,957	2008	Mar-08	85
Columbus	GA	TownePlace Suites	—	8,674	8,684	2008	May-08	86
Boise	ID	SpringHill Suites	—	21,604	21,990	1992	Sep-07	230
New Orleans	LA	Homewood Suites	16,476	44,086	44,860	2002	Dec-06	166
Hattiesburg	MS	Courtyard	—	9,791	9,791	2006	Oct-06	84
Tupelo	MS	Hampton Inn	3,883	5,264	6,312	1994	Jan-07	96
Omaha	NE	Courtyard	12,143	22,229	24,932	1999	Nov-06	181
Cranford	NJ	Homewood Suites	—	13,982	15,760	2000	Mar-07	108
Mahwah	NJ	Homewood Suites	—	20,146	20,850	2001	Mar-07	110
Ronkonkoma	NY	Hilton Garden Inn	—	27,581	28,012	2003	Dec-06	164
Cincinnati	OH	Homewood Suites	—	7,373	7,450	2005	Dec-06	76
Memphis	TN	Homewood Suites	—	11,469	13,332	1989	May-07	140
Houston	TX	Residence Inn	—	14,147	14,201	2006	Apr-06	129
Brownsville	TX	Courtyard	—	8,874	8,878	2006	Jun-06	90
Stafford	TX	Homewood Suites	—	8,076	8,125	2006	Aug-06	78
San Antonio	TX	TownePlace Suites	—	12,225	12,225	2007	Jun-07	106
Addison	TX	SpringHill Suites	—	12,857	12,907	2003	Aug-07	159
San Antonio	TX	TownePlace Suites	—	14,219	14,219	2007	Sep-07	123
El Paso	TX	Homewood Suites	—	15,825	15,825	2008	Apr-08	114
Provo	UT	Residence Inn	5,369	11,746	14,233	1996	Jun-07	114
Alexandria	VA	Courtyard	—	36,842	37,409	1987	Jul-07	176
Richmond	VA	Marriott	24,826	59,507	67,731	1984	Jan-08	401
Seattle	WA	Residence Inn	—	60,489	67,028	1991	Sep-06	234
Vancouver	WA	SpringHill Suites	—	16,436	16,446	2007	Jun-07	119
Kirkland	WA	Courtyard	—	32,014	32,015	2006	Oct-07	150
Construction in Progress			—	—	438

			$106,184	$933,300	$969,185			6,415

Apple REIT Eight

(dollars in thousands)

City	State	Brand	Encumbrances	Initial Investment	Total Investment	Date of Construction	Date Acquired	# of Rooms
Birmingham	AL	Homewood Suites	$11,738	$16,964	$17,205	2005	May-08	95
Rogers	AR	Fairfield Inn & Suites	—	8,274	8,301	2002	February-08	99
Rogers	AR	Residence Inn	—	12,107	12,154	2003	February-08	88
Springdale	AR	Residence Inn	—	5,830	5,844	2001	March-08	72
Sacramento	CA	Hilton Garden Inn	—	28,308	29,017	1999	March-08	154
Cypress	CA	Courtyard	—	31,922	32,100	1988	April-08	180
Oceanside	CA	Residence Inn	—	29,276	29,295	2007	May-08	125
Burbank	CA	Residence Inn	—	51,430	51,434	2007	May-08	166
Tulare	CA	Hampton Inn & Suites	—	10,595	10,595	2008	June-08	86
San Jose	CA	Homewood Suites	—	22,424	22,561	1991	July-08	140
Tallahassee	FL	Hilton Garden Inn	—	13,588	13,619	2006	January-08	85
Sanford	FL	SpringHill Suites	—	11,542	11,566	2000	March-08	105
Tampa	FL	TownePlace Suites	8,222	11,599	11,797	1999	June-08	95
Jacksonville	FL	Homewood Suites	17,062	23,841	24,367	2005	June-08	119
Port Wentworth	GA	Hampton Inn	—	11,125	11,161	1997	January-08	106
Savannah	GA	Hilton Garden Inn	5,635	15,291	15,291	2004	July-08	105
Overland Park	KS	SpringHill Suites	—	9,153	9,183	1999	March-08	102
Overland Park	KS	Residence Inn	6,976	16,247	16,388	2000	April-08	120
Wichita	KS	Courtyard	—	9,190	9,323	2000	June-08	90
Overland Park	KS	Fairfield Inn & Suites	—	12,441	12,441	2008	August-08	110
Bowling Green	KY	Hampton Inn	—	19,371	19,392	1989	December-07	131
Marlborough	MA	Residence Inn	—	20,703	20,720	2006	January-08	112
Westford	MA	Hampton Inn & Suites	—	15,692	15,692	2007	March-08	110
Westford	MA	Residence Inn	7,092	14,940	14,965	2000	April-08	108
Annapolis	MD	Hilton Garden Inn	—	25,782	25,786	2007	January-08	126
Kansas City	MO	Residence Inn	11,543	17,500	17,511	1968	April-08	106

City	State	Brand	Encumbrances	Initial Investment	Total Investment	Date of Construction	Date Acquired	# of Rooms
Greensboro	NC	SpringHill Suites	—	8,297	8,317	2004	November-07	82
Matthews	NC	Hampton Inn	—	11,214	11,490	1995	January-08	92
Dunn	NC	Hampton Inn	—	13,087	13,135	2006	January-08	120
Concord	NC	Hampton Inn	5,098	9,508	9,535	1996	March-08	101
Fayetteville	NC	Residence Inn	7,141	13,238	13,243	2006	May-08	92
Winston-Salem	NC	Courtyard	8,000	13,900	13,911	1998	May-08	122
Carolina Beach	NC	Courtyard	—	24,884	24,885	2003	June-08	144
Wilmington	NC	Fairfield Inn & Suites	—	15,310	15,310	2008	December-08	122
Somerset	NJ	Courtyard	—	16,504	16,540	2001	November-07	162
New York	NY	Not Currently Branded	—	111,870	122,469	1916	January-08	200
Tulsa	OK	Hampton Inn & Suites	—	10,839	10,842	2007	December-07	102
Greenville	SC	Residence Inn	6,469	9,022	9,049	1998	May-08	78
Hilton Head	SC	Hilton Garden Inn	6,302	13,940	14,180	2001	May-08	104
Columbia	SC	Hilton Garden Inn	11,523	21,807	21,811	2006	September-08	143
Chattanooga	TN	Homewood Suites	—	8,899	9,068	1997	December-07	76
Texarkana	TX	TownePlace Suites	—	9,358	9,369	2006	March-08	85
Texarkana	TX	Courtyard	—	13,334	13,377	2003	March-08	90
Harrisonburg	VA	Courtyard	—	23,822	23,855	1999	November-07	125
Virginia Beach	VA	Courtyard	—	27,958	27,959	1999	June-08	141
Virginia Beach	VA	Courtyard	—	40,875	40,876	2002	June-08	160
Charlottesville	VA	Courtyard	—	28,757	28,758	2000	June-08	137
Suffolk	VA	TownePlace Suites	6,579	10,362	10,362	2007	July-08	72
Suffolk	VA	Courtyard	8,576	12,944	12,944	2007	July-08	92
Chesapeake	VA	Marriott Full Service	—	39,637	39,637	2008	October-08	226
Tukwila	WA	Homewood Suites	—	16,144	16,144	1991	July-08	106
Construction in Progress			—	—	489

			$127,956	$990,645	$1,005,263			5,909

INDEX TO FINANCIAL STATEMENTS AND TABLES

Financial Statements of Company

Apple REIT Nine, Inc.

Report of Independent Registered Public Accounting Firm	F – 2
Consolidated Balance Sheets—December 31, 2008 and December 31, 2007	F – 3
Consolidated Statements of Operations—Year Ended December 31, 2008 and For the Period November 9, 2007 (initial capitalization) through December 31, 2007	F – 4
Consolidated Statements of Shareholders’ Equity—Year Ended December 31, 2008 and For the Period November 9, 2007 (initial capitalization) through December 31, 2007	F – 5
Consolidated Statements of Cash Flows—Year Ended December 31, 2008 and For the Period November 9, 2007 (initial capitalization) through December 31, 2007	F – 6
Notes to Consolidated Financial Statements	F – 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Apple REIT Nine, Inc.

We have audited the accompanying consolidated balance sheets of Apple REIT Nine, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008 and for the period November 9, 2007 (initial capitalization) through December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple REIT Nine, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the year ended December 31, 2008 and for the period November 9, 2007 (initial capitalization) through December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Richmond, Virginia

March 2, 2009

APPLE REIT NINE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2008	December 31, 2007
Assets
Investment in real estate, net of accumulated depreciation of $2,277 and $—, respectively	$346,423	$—
Cash and cash equivalents	75,193	20
Due from third party managers, net	1,775	—
Other assets, net	8,228	317

Total Assets	$431,619	$337

Liabilities
Notes payable	$38,647	$151
Accounts payable and accrued expenses	3,232	155

Total Liabilities	41,879	306

Shareholders’ Equity
Preferred stock, authorized 30,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 400,000,000 shares; issued and outstanding 41,013,517 and 10 shares, respectively	—	—
Series B convertible preferred stock, no par value, authorized 480,000 shares; issued and outstanding 480,000 shares, respectively	48	48
Common stock, no par value, authorized 400,000,000 shares; issued and outstanding 41,013,517 and 10 shares, respectively	400,569	—
Distributions greater than net income	(10,877)	(17)

Total Shareholders’ Equity	389,740	31

Total Liabilities and Shareholders’ Equity	$431,619	$337

See accompanying notes to consolidated financial statements.

The Company was initially capitalized on November 9, 2007 and commenced operations on July 31, 2008.

APPLE REIT NINE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31, 2008	For the period November 9, 2007 (initial capitalization) through December 31, 2007
Revenues:
Room revenue	$9,501	$—
Other revenue	2,023	—

Total revenue	11,524	—
Expenses:
Operating expense	3,381	—
Hotel administrative expense	883	—
Sales and marketing	1,066	—
Utilities	546	—
Repair and maintenance	637	—
Franchise fees	468	—
Management fees	441	—
Taxes, insurance and other	731	—
General and administrative	1,288	15
Depreciation expense	2,277	—

Total expenses	11,718	15

Operating loss	(194)	(15)

Interest income	2,721	—
Interest expense	(375)	(2)

Net income (loss)	$2,152	$(17)

Basic and diluted net income (loss) per common share	$0.14	$(1,684.60)

Weighted average common shares outstanding—basic and diluted	15,852	—

Distributions declared and paid per common share	$0.51	$—

See accompanying notes to consolidated financial statements.

The Company was initially capitalized on November 9, 2007 and commenced operations on July 31, 2008.

APPLE REIT NINE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except per share data)

	Common Stock		Class B Convertible Preferred Stock		Distributions Greater Than Net Income	Total
	Number of Shares	Amount	Number of Shares	Amount
Initial capitalization November 9, 2007	—	$—	480	$48	$—	$48
Offering costs	—	—	—	—	—	—
Net loss	—	—	—	—	(17)	(17)

Balance at December 31, 2007	—	—	480	48	(17)	31
Net proceeds from the sale of common shares	41,014	400,543	—	—	—	400,543
Stock options granted	—	26	—	—	—	26
Net income	—	—	—	—	2,152	2,152
Cash distributions declared and paid to shareholders ($0.51 per share)	—	—	—	—	(13,012)	(13,012)

Balance at December 31, 2008	41,014	$400,569	480	$48	$(10,877)	$389,740

See accompanying notes to consolidated financial statements.

The Company was initially capitalized on November 9, 2007 and commenced operations on July 31, 2008.

APPLE REIT NINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2008	For the period November 9, 2007 (initial capitalization) through December 31, 2007
Cash flows from operating activities:
Net income (loss)	$2,152	$(17)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	2,277	—
Amortization of deferred financing costs and fair value adjustments	10	—
Stock option expense	26	—
Changes in operating assets and liabilities:
Increase in funds due from third party managers	(1,680)	—
Decrease in other assets	336	—
Increase in accounts payable and accrued expenses	196	15

Net cash provided by (used in) operating activities	3,317	(2)

Cash flows used in investing activities:
Cash paid for the acquisition of hotel properties	(311,052)	—
Deposits and other disbursements for potential acquisitions	(4,176)	—
Capital improvements and other investing activities	(94)	—

Net cash used in investing activities	(315,322)	—

Cash flows from financing activities:
Net proceeds (disbursements) related to issuance of common shares	400,779	(177)
Distributions paid to common shareholders	(13,012)	—
Payments of notes payable	(67)	—
Deferred financing costs	(371)	—
Borrowings from (payments on) line of credit	(151)	151

Net cash provided by (used in) financing activities	387,178	(26)

Increase (decrease) in cash and cash equivalents	75,173	(28)

Cash and cash equivalents, beginning of period	20	48

Cash and cash equivalents, end of period	$75,193	$20

Supplemental information:
Interest paid	$229	$2

Non-cash transactions:
Notes payable assumed in acquisitions	$38,270	$—

Other assets assumed in acquisitions	$2,795	$—

Other liabilities assumed in acquisitions	$3,303	$—

See accompanying notes to consolidated financial statements.

The Company was initially capitalized on November 9, 2007 and commenced operations on July 31, 2008.

APPLE REIT NINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Nine, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation formed to invest in hotels, residential apartment communities and other income-producing real estate in selected metropolitan areas in the United States. Initial capitalization occurred on November 9, 2007, when 10 Units, each Unit consisting of one common share and one Series A preferred share, were purchased by Apple Nine Advisors, Inc. (“A9A”) and 480,000 Series B convertible preferred shares were purchased by Glade M. Knight, the Company’s Chairman and Chief Executive Officer (see Note 4 and 7). The Company began operations on July 31, 2008 when it purchased its first hotel. The Company has no foreign operations or assets and as of December 31, 2008, its operations include only one segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. Although the Company has an interest in several variable interest entities through its purchase commitments, it is not the primary beneficiary and therefore does not consolidate any of these entities.

The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has a wholly-owned taxable REIT subsidiary (or subsidiary thereof) (collectively, the “Lessee”), which leases all of the Company’s hotels.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. As of December 31, 2008, all cash and cash equivalents were held at three institutions, Wachovia Bank, N.A., BB&T Corporation and Bank of America, N.A. Cash balances may at times exceed federal depository insurance limits.

Investment in Real Estate and Related Depreciation

Real estate is stated at cost, net of depreciation, and includes real estate brokerage commissions paid to Apple Suites Realty Group, Inc. (“ASRG”), a related party 100% owned by Glade M. Knight, Chairman and CEO of the Company. Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings, ten years for major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties is less than their carrying amount. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, intangible assets and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). The purchase price is allocated based on the fair value of each component at the time of acquisition. Generally, the Company does not acquire real estate assets that have in-place leases as lease terms for hotel properties are very short term in nature. Other than the leases discussed in Note 2, there has been no allocation of purchase price to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

The Company is raising capital through a best-efforts offering of Units by David Lerner Associates, Inc., the managing underwriter, which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold (see Note 4). Additionally, the Company has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. Prior to the commencement of the Company’s offering, these costs were deferred and recorded as prepaid expense. As of December 31, 2008, the Company had sold 41 million Units for gross proceeds of $446.4 million and proceeds net of offering costs of $400.5 million. The Company will offer Units until April 25, 2010, unless the offering is extended, or terminated if all of the Units are sold before then.

Comprehensive Income

The Company recorded no comprehensive income (loss) other than net income (loss) for the periods reported.

Earnings Per Common Share

Basic earnings per common share is computed as net income (loss) divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. There were no shares with a dilutive effect for the year ended December 31, 2008 or for the period from November 9, 2007 (initial capitalization) through December 31, 2007. As a result, basic and dilutive outstanding shares were the same. Series B convertible preferred shares are not included in earnings per common share calculations until such time that such shares are converted to common shares (see Note 4).

Federal Income Taxes

The Company is operated as, and will elect to be taxed as, a REIT under Sections 856 to 860 of the Internal Revenue Code. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation. The characterization of 2008 distributions of $0.51 per share for tax purposes was 42% ordinary income and 58% return of capital (unaudited).

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The taxable REIT subsidiary incurred a loss for the year ended December 31, 2008, and therefore did not have any tax expense. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain. Total net operating loss carry forward for federal income tax purposes was approximately $1.3 million as of December 31, 2008. The net operating loss carry forward will expire in 2028. There are no material differences between the book and tax basis of the Company’s assets.

Sales and Marketing Costs

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management and franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) FAS 157-2 – Effective Date of FASB Statement No. 157, which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date of the statement related to those items not covered by the deferral (all financial assets and liabilities or nonfinancial assets and liabilities recorded at fair value on a recurring basis) is for fiscal years beginning after November 15, 2007. The adoption of this statement did not have and is not anticipated to have a material impact on the Company’s results of operations or financial position.

In February 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. SFAS 159 was effective for the Company beginning January 1, 2008. The Company has elected not to use the fair value measurement provisions of SFAS 159 and therefore, adoption of this standard did not have an impact on the financial statements.

In December 2007, FASB issued Statement No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R revises Statement 141, Business Combinations, by requiring an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This method replaces the cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. A significant change included in SFAS 141R is the requirement that costs incurred to effect an acquisition must be accounted for separately as expenses. These costs were previously capitalized as part of the cost of the acquisition. Another significant change is the requirement that pre-acquisition contingencies be recognized at fair value as of the date of acquisition if it is more likely than not that they will meet the definition of an asset or liability. SFAS 141R will be adopted by the Company in the first quarter of 2009. The adoption of this standard will have a material impact on the results of operations for the Company when it acquires real estate properties. In addition to other acquisition related costs, the Company will be required to expense the commission paid to ASRG. As of December 31, 2008, the Company had $380,000 in transaction costs related to outstanding contracts for the purchase of 19 hotel properties and other potential property acquisitions. These costs were recorded as deferred acquisition costs and included in other assets in the Company’s consolidated balance sheet as of December 31, 2008. In accordance with SFAS 141R, these costs will be expensed on January 1, 2009. If this statement had been effective for 2008, the Company would have recorded approximately $8.6 million in transaction costs in its consolidated statement of operations for the year ended December 31, 2008.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS 160 will be adopted by the Company in the first quarter of 2009. The adoption of the statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

In March 2008, FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS 133. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not currently have any instruments that qualify within the scope of SFAS 133, and therefore the adoption of this statement is not anticipated to have a material impact on the Company’s financial statements.

Note 2

Investments in Real Estate

As of December 31, 2008, the Company owned 21 hotels, all of which were purchased during 2008. The hotels are located in 11 states with an aggregate of 2,478 rooms, and consist of the following: six Hilton Garden Inn hotels, two Homewood Suites hotels, six Hampton Inn hotels, three Courtyard hotels, three Residence Inn hotels and one Fairfield Inn hotel.

Investment in real estate at December 31, 2008, consisted of the following (in thousands):

Land	$38,549
Building and Improvements	289,672
Furniture, Fixtures and Equipment	20,479

348,700
Less Accumulated Depreciation	(2,277)

Investment in real estate, net	$346,423

The following table summarizes the location, brand, manager, gross purchase price, number of hotel rooms and date of purchase by the Company for each hotel. All dollar amounts are in thousands.

Location	Brand	Manager	Gross Purchase Price	Rooms	Date of Purchase
Tucson, AZ	Hilton Garden Inn	Western	$18,375	125	7/31/2008
Santa Clarita, CA	Courtyard	Dimension	22,700	140	9/24/2008
Charlotte, NC	Homewood Suites	McKibbon	5,750	112	9/24/2008
Allen, TX	Hampton Inn & Suites	Gateway	12,500	103	9/26/2008
Twinsburg, OH	Hilton Garden Inn	Gateway	17,792	142	10/7/2008
Lewisville, TX	Hilton Garden Inn	Gateway	28,000	165	10/16/2008
Duncanville, TX	Hilton Garden Inn	Gateway	19,500	142	10/21/2008
Santa Clarita, CA	Hampton Inn	Dimension	17,129	128	10/29/2008
Santa Clarita, CA	Residence Inn	Dimension	16,600	90	10/29/2008
Santa Clarita, CA	Fairfield Inn	Dimension	9,337	66	10/29/2008
Beaumont, TX	Residence Inn	Western	16,900	133	10/29/2008
Pueblo, CO	Hampton Inn & Suites	Dimension	8,025	81	10/31/2008
Allen, TX	Hilton Garden Inn	Gateway	18,500	150	10/31/2008
Bristol, VA	Courtyard	LBA	18,650	175	11/7/2008
Durham, NC	Homewood Suites	McKibbon	19,050	122	12/4/2008
Hattiesburg, MS	Residence Inn	LBA	9,793	84	12/11/2008
Jackson, TN	Courtyard	Vista	15,200	94	12/16/2008
Jackson, TN	Hampton Inn & Suites	Vista	12,600	83	12/30/2008
Pittsburgh, PA	Hampton Inn	Vista	20,458	132	12/31/2008
Fort Lauderdale, FL	Hampton Inn	Vista	19,290	109	12/31/2008
Frisco, TX	Hilton Garden Inn	Western	15,050	102	12/31/2008

Total			$341,199	2,478

The purchase price for the hotels, net of debt assumed, was funded primarily by the Company’s ongoing best-efforts offering of Units. The Company assumed approximately $34.5 million of debt secured by three of its hotel properties. In addition, the Company assumed a non-mortgage note payable of $3.8 million in connection with the Lewisville, Texas Hilton Garden Inn Hotel (see Note 3). The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements. The Company also used the proceeds of its ongoing best-efforts offering to pay approximately $6.8 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to ASRG (see Note 7) and to pay approximately $3.0 million of transaction costs, including title, legal and other related costs. These costs have been capitalized to Investment in real estate, net in the Company’s consolidated balance sheet as of December 31, 2008.

In connection with the acquisitions of the Duncanville, Texas, Allen, Texas and Lewisville, Texas Hilton Garden Inn hotels, the Company assumed agreements with the various localities for the use of the hotel’s banquet and meeting facilities. These agreements were at above market rates and as a result the Company recorded an asset of approximately $2.1 million associated with these agreements, which is included in other assets in the Company’s consolidated balance sheets. These amounts are being amortized over the remaining terms (average of approximately 8 years) of the respective agreements.

No goodwill was recorded in connection with any of the acquisitions.

Note 3

Notes Payable

During 2008, the Company assumed approximately $34.5 million of debt secured by first mortgage notes on three of its hotel properties. In addition, the Company assumed a non-mortgage note payable of $3.8 million in connection with the Lewisville, Texas Hilton Garden Inn hotel. The following table summarizes the hotel, interest rate, maturity date and the principal amount assumed associated with each note payable. All dollar amounts are in thousands.

Location	Brand	Interest Rate	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2008
Lewisville, TX	Hilton Garden Inn	0.00%	12/31/2016	$3,750	$3,750
Duncanville, TX	Hilton Garden Inn	5.88%	5/11/2017	13,966	13,937
Allen, TX	Hilton Garden Inn	5.37%	10/11/2015	10,787	10,759
Bristol, VA	Courtyard	6.59%	8/1/2016	9,767	9,757

				$38,270	$38,203

The aggregate amounts of principal payable under the Company’s debt obligations, for the five years subsequent to December 31, 2008 are as follows (in thousands):

2009	$474
2010	503
2011	534
2012	2,311
2013	601
Thereafter	33,780

38,203
Fair Value Adjustment of Assumed Debt	444

Total	$38,647

A fair value adjustment was recorded upon the assumption of one above market rate mortgage loan (premium) and one below market rate unsecured loan (discount) in connection with two of the Company’s hotel acquisitions. These fair value adjustments will be amortized into interest expense over the remaining term of the related indebtedness using a method approximating the effective interest rate method. The effective interest rates on the applicable debt obligations assumed ranged from 3.9% to 6.5% at the date of assumption. The total adjustment to interest expense was $1,500 for the year ended December 31, 2008.

During 2008, the Company incurred loan origination costs related to the assumption of the mortgage obligations on purchased hotels, totaling $371,000. Such costs are amortized over the period to maturity of the applicable mortgage loan, as an addition to interest expense. Amortization of such costs totaled $8,000 for the year ended December 31, 2008.

The fair value of the Company’s outstanding debt at December 31, 2008 was approximately $40.4 million.

Prior to the commencement of the Company’s best-efforts offering, the Company obtained an unsecured line of credit in a principal amount of $400,000 to fund certain start-up costs and offering expenses. The lender was Wachovia Bank, N.A. The line of credit bore interest at a variable rate based on the London Interbank Borrowing Rate (LIBOR). The line of credit was fully paid during May 2008 with net proceeds from the Company’s best-efforts offering.

Note 4

Shareholders’ Equity

Best-efforts Offering

The Company is currently conducting an on-going best-efforts offering. The Company registered its Units on Registration Statement Form S-11 (File No. 333-147414) filed on April 23, 2008 and was declared effective by the Securities and Exchange Commission on April 25, 2008. Each Unit consists of one common share and one Series A preferred share. The Company began its best-efforts offering of Units the same day the registration statement was declared effective. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of May 14, 2008, with proceeds, net of commissions and marketing expenses totaling $90 million. The Offering is continuing as of the date of filing this annual report on Form 10-K. The managing underwriter is David Lerner Associates, Inc. and all of the Units are being sold for the Company’s account. The Company will offer Units until April 25, 2010, unless the offering is extended, or terminated if all of the Units are sold before then.

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares do not have any distribution rights except a priority distribution upon the sale of the Company’s assets. The priority distribution (“Priority Distribution”) will be equal to $11.00 per Series A preferred share, and will be paid before any distribution will be made to the holders of any other shares. Upon the Priority Distribution the Series A preferred shares will have no other distribution rights.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with A9A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$400 million	4.83721
$500 million	6.11068
$600 million	7.29150
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$ 1 billion	12.11423
$ 1.1 billion	13.31991
$ 1.2 billion	14.52559
$ 1.3 billion	15.73128
$ 1.4 billion	16.93696
$ 1.5 billion	18.14264
$ 1.6 billion	19.34832
$ 1.7 billion	20.55400
$ 1.8 billion	21.75968
$ 1.9 billion	22.96537
$ 2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2008, if a triggering event had occurred, expense would have ranged from $0 to $25.5 million (assumes $11 per unit fair market value).

Preferred Shares

The Company’s articles of incorporation authorize issuance of up to 30 million additional preferred shares. No preferred shares other than the Series A preferred shares and the Series B convertible preferred shares

(discussed above) have been issued. The Company believes that the authorization to issue additional preferred shares benefits the Company and its shareholders by permitting flexibility in financing additional growth, giving the Company additional financing options in corporate planning and in responding to developments in business, including financing of additional acquisitions and other general corporate purposes. Having authorized preferred shares available for issuance in the future gives the Company the ability to respond to future developments and allows preferred shares to be issued without the expense and delay of a special shareholders’ meeting. At present, the Company has no specific financing or acquisition plans involving the issuance of additional preferred shares and the Company does not propose to fix the characteristics of any series of preferred shares in anticipation of issuing preferred shares other than the Series A preferred shares and Series B convertible preferred shares discussed above. The Company cannot now predict whether or to what extent, if any, additional preferred shares will be used or if so used what the characteristics of a particular series may be. The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the Board of Directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Unit Redemption Program

The Company may use proceeds received from the sale of Units pursuant to its Additional Share Option Pan and Dividend Reinvestment Plan (which the Company plans to implement following the conclusion of its on-going best-efforts offering) to redeem Units. The Unit Redemption Program will not begin until May 2009, which is the expiration of one year from the initial closing of the offering. Beginning in May, shareholders may request redemption of Units for a purchase price equal to 92% of the price paid per Unit if the Units have been owned less than three years or 100% of the price paid per Unit if the Units have been owned more than three years. The maximum number of Units that may be redeemed in any given year will be three percent of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

Note 5

Stock Option Plan

During 2008, the Company adopted a non-employee directors’ stock option plan (the “Directors’ Plan”) to provide incentives to attract and retain directors. The Directors’ Plan provides for an automatic grant of options to purchase a specified number of Units to directors, who are not employees of the Company. A Compensation Committee (“Committee”) was established to administer the Directors’ Plan. The Committee is responsible for granting Options and for establishing the exercise price of Options. Under the Directors Plan, the number of Units authorized for issuance is equal to 45,000 plus 1.8% of the number of Units sold in excess of the minimum offering of 9,523,810 Units. This plan currently relates to the initial public offering of 182,251,082 Units. Therefore, the maximum number of Units authorized under the Directors’ Plan is currently 611,815 based on the number of Units issued as of December 31, 2008.

The Directors’ Plan generally provides, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. The options are 100% vested upon issuance and are exercisable six months after the date of grant and will expire 10 years from the date of grant. During 2008, the Company granted options to purchase 31,744 Units under the Directors’ Plan and recorded approximately

$26,000 in compensation expense. All of the options issued have an exercise price of $11 per Unit. Activity in the Company Directors’ Plan during 2008 is summarized in the following table:

2008
Outstanding, beginning of year:	—
Granted	31,744
Exercised	—
Expired or canceled	—

Outstanding, end of year:	31,744

Exercisable, end of year:	31,744

The weighted-average exercise price:	$11.00

Note 6

Management and Franchise Agreements

Each of the Company’s hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: Dimension Development Two, LLC (“Dimension”), McKibbon Hotel Group, Inc. (“McKibbon”), Gateway Hospitality Group, Inc. (“Gateway”), LBAM-Investor Group, L.L.C. (“LBA”), Texas Western Management Partners, L.P. (“Western”) and Vista Host, Inc. (“Vista”). The agreements provide for initial terms of 1-5 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the year ended December 31, 2008 the Company incurred approximately $441,000 in management fee expense.

Dimension, McKibbon, Gateway, LBA, Western or Vista is not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 20 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements generally provide for initial terms of 13 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the year ended December 31, 2008 the Company incurred approximately $468,000 in franchise fee expense.

Note 7

Related Parties

The Company has significant transactions with related parties. These transactions cannot be construed to be at arms length and the results of the Company’s operations may be different than if conducted with non-related parties.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2008, payments to ASRG for services under the terms of this contract have totaled approximately $6.8 million since inception, which were capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Nine Advisors, Inc. (“A9A”) to provide management of the Company and its assets. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. A9A has entered into an agreement with Apple REIT Six, Inc. (“AR6”) to provide certain management services to the Company. The Company will reimburse A9A for the cost of the services provided by AR6. A9A will in turn reimburse AR6. Total advisory fees and reimbursable expenses incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $766,000 for the year ended December 31, 2008 and $15,000 for the period November 9, 2007 (initial capitalization) through December 31, 2007.

ASRG and A9A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company.

Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Eight, Inc., other REITS. Members of the Company’s Board of Directors are also on the Board of Directors of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

During the fourth quarter of 2008, the Company entered into a series of assignment of contracts with Apple REIT Eight, Inc. (“AR8”) to become the purchaser under three purchase contracts. The purchase contracts are for four hotels which are under construction: a Fairfield Inn & Suites and SpringHill Suites, both 200 room hotels located in Orlando, Florida, with a combined purchase price of $54.8 million, a 119 room SpringHill Suites hotel in Baton Rouge, Louisiana with a purchase price of $15.1 million and a 124 room Hampton Inn & Suites hotel in Rochester, Minnesota with a purchase price of $14.1 million. Under the terms and conditions of the contracts, AR8 assigned to the Company all of its rights and obligations under these purchase contracts. No consideration or fees was paid to AR8 for the assignment of the purchase contracts except for the reimbursement payment of the following: (i) initial deposits totaling $1.2 million made by AR8; and (ii) other costs totaling approximately $64,000 paid by AR8 to third parties. These reimbursement payments did not constitute or result in a profit for AR8.

Note 8

Pro Forma Information (Unaudited)

The following unaudited pro forma information for the year ended December 31, 2008, is presented as if the acquisitions of the 21 hotels owned at December 31, 2008 had occurred on the latter of January 1, 2008 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. The following hotels opened during 2008: the Tucson, Arizona Hilton Garden Inn hotel opened in March 2008, the Jackson, Tennessee Courtyard hotel opened in June 2008, the Beaumont, Texas Residence Inn hotel opened in August 2008, the Hattiesburg, Mississippi Residence Inn hotel opened in December 2008 and the Frisco, Texas Hilton Garden Inn hotel opened in December 2008. Amounts are in thousands except per share.

Year Ended December 31, 2008
Hotel revenues	$70,038
Net income	10,712
Net income per share—basic and diluted	$0.37

The pro forma information reflects adjustments for actual revenues and expenses of the 21 hotels acquired in 2008 for the respective period owned prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income has been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) interest expense related to prior owner’s debt which was not assumed has been eliminated; and (3) depreciation has been adjusted based on the Company’s basis in the hotels.

Note 9

Commitments

At of December 31, 2008, the Company had outstanding contracts for the purchase of 19 additional hotels for a total purchase price of $329 million. Of these 19 hotels, 15 are under construction and should be completed over the next 12 to 18 months. The other four hotels are expected to close within the next three months. The Company also has one purchase contract for land that is subject to a feasibility study for the construction of a SpringHill Suites hotel. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. The following table summarizes the location, brand, number of rooms, refundable contract deposits paid, and gross purchase price for each of the contracts. All dollar amounts are in thousands.

Location	Brand	Rooms	Deposits Paid	Gross Purchase Price
Alexandria, VA	SpringHill Suites	—	$200	$5,100	(a)
Hillsboro, OR	Embassy Suites	165	100	32,500	(c)
Hillsboro, OR	Hampton Inn & Suites	106	100	14,500	(c)
Clovis, CA	Hampton Inn & Suites	86	55	11,150	(c)
Clovis, CA	Homewood Suites	83	55	12,435	(c)
Panama City, FL	Hampton Inn & Suites	95	200	11,600	(c)
Dothan, AL	Hilton Garden Inn	104	5	11,601	(c)
Albany, GA	Fairfield Inn & Suites	87	5	7,920	(c)
Panama City, FL	TownePlace Suites	103	5	10,640	(c)
Johnson City, TN	Courtyard	90	5	9,880	(c)
Troy, AL	Courtyard	90	5	8,696	(c)
Houston, TX	Marriott	206	200	51,000	(c)
Austin, TX	Homewood Suites	97	400	17,700
Austin, TX	Hampton Inn	124	400	18,000
Round Rock, TX	Hampton Inn	93	400	11,500
Portsmouth, NH	Hampton Inn	126	200	15,800
Orlando, FL	Fairfield Inn & Suites	200	500		(b)(c)
Orlando, FL	SpringHill Suites	200	500		(b)(c)
Baton Rouge, LA	SpringHill Suites	119	100	15,100	(c)
Rochester, MN	Hampton Inn & Suites	124	100	14,136	(c)

		2,298	$3,535	$334,058

(a)	The Company has a contract to purchase land only. The Company plans to complete a feasibility study for the construction of a SpringHill Suites hotel prior to purchasing the land.
(b)	These two hotels are covered by the same purchase contract with a purchase price of $54.8 million.
(c)	The hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise.

Four of the hotels under contract require the Company to assume approximately $29.3 million in mortgage debt. Each of these loans provide for monthly payments of principal and interest on an amortized basis.

As there can be no assurance that all conditions to closing will be satisfied, the Company includes deposits paid for hotels under contract in other assets in the Company’s consolidated balance sheets, and in deposits and other disbursements for potential acquisitions in the Company’s consolidated statements of cash flows.

Note 10

Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotels has similar economic characteristics, facilities, and services, the properties have been aggregated into a single operating segment. All segment disclosures are included in, or can be derived from, the Company’s consolidated financial statements.

Note 11

Quarterly Financial Data (unaudited)

The following is a summary of quarterly results of operations for the period ended December 31, 2008. Income per share for the four quarters in 2008 is non-additive in comparison to income per share for the period ended December 31, 2008 due to the timing and size of the Company’s Unit issuances.

(in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$719	$10,805
Net income (loss)	$(20)	$294	$988	$890
Basic and diluted net income (loss) per common share	$(1,985.20)	$0.05	$0.04	$0.03
Distributions declared and paid per common share	$—	$0.07	$0.22	$0.22

Note 12

Subsequent Events

In January 2009, the Company declared and paid approximately $3.0 million in dividend distributions to its common shareholders, or $0.073334 per outstanding common share. The Company also closed on the issuance of 4.0 million Units through its ongoing best-efforts offering, representing gross proceeds to the Company of $44.5 million and proceeds net of selling and marketing costs of $40.0 million.

In February 2009, the Company declared and paid approximately $3.3 million in dividend distributions to its common shareholders, or $0.073334 per outstanding common share. The Company also closed on the issuance of 3.7 million Units through its ongoing best-efforts offering, representing gross proceeds to the Company of $41.0 million and proceeds net of selling and marketing costs of $36.9 million.

On January 5, 2009, the Company entered into a purchase contract for the potential acquisition of a Hampton Inn & Suites hotel in Yuma, Arizona. On February 4, 2009, this contract was terminated. The gross purchase price for the 90 room hotel was $11.3 million.

On January 6, 2009, the Company entered into a purchase contract for the potential acquisition of a Hampton Inn hotel in Holly Springs, North Carolina. The gross purchase price for the 124 room hotel is $14.9 million, and a refundable deposit of $100,000 was paid by the Company in connection with the contract. The hotel is currently under construction. The number of rooms refers to the expected number of rooms upon completion.

On January 21, 2009, the Company entered into a purchase contract for the potential purchase of approximately 500 acres of land to be used for natural gas production located on approximately 115 sites in Texas. The purchase contract is with a subsidiary of Chesapeake Energy Corporation. The total purchase price under the contract is approximately $150 million. The purchase contract also contemplates that at closing, the Company would enter into a long-term lease with a lessee that will use the land for natural gas production. A refundable deposit of $500,000 was paid by the Company in connection with this contract.

On January 29, 2009, the Company terminated a purchase contract for a hotel located in Portsmouth, New Hampshire. The hotel had a purchase price of $15.8 million, secured debt to be assumed by the Company totaling $9.7 million and contained 126 guest rooms. In connection with the termination of this contract, the initial deposit of $200,000 was repaid to the Company.